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Thomas White American Opportunities Fund

All information as of 09/30/07

Fund Facts
Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Third Quarter Commentary

Over the quarter ended September 30, 2007 the Fund outperformed the benchmark Russell MidCap Index +0.67% to -0.38%, respectively. Year-to-date the Fund has returned +7.45% versus +9.48% for the index.

The extent of the rapidly deteriorating mortgage problems in parts of the country, created by years of lax lending standards and soaring housing prices, took investors by storm in July/August. Lenders and builders that had grown particularly fast in the go-go years got hit especially hard. Not surprisingly, the worst performing companies were in states like California and Florida. A year ago we moved out of the home builders and had little exposure to companies who focused on subprime mortgages. Nevertheless, the default problems spread far beyond the subprime sector. Risk scared off investors for mortgage loans and brought mortgage lending other than the conforming loans (meeting Fannie Mae and Freddie Mac requirements for purchase) to a screeching halt. Volatility was heightened in August by the underperformance of very large quantitative hedge funds and financial institutions affecting global equity markets.

On Friday, August 18th, the Federal Reserve's move to cut the discount rate sent a powerful signal to the market that it was positioned to provide stability and liquidity to the market. The market rebounded sharply as it digested the changing credit conditions and the longer-term impact of the credit crisis. While the Federal Reserve and Central Banks around the world have focused recent commentaries on controlling inflation, Bernanke took a page out of Greenspan's book in order to ensure a stable market with sufficient liquidity.

However, we are not experiencing a problem with companies' basic fundamental strengths or seeing defaults such as those experienced with Enron or Worldcom several years ago. We believe that, generally, balance sheets remain strong even among recently affected companies.

Stronger economic growth in other parts of the world coupled with the weak U.S. dollar makes us believe that companies and sectors with significant international exposure will fare well. These include health care, materials, and industrials. We expect to overweight these sectors. We believe this positioning takes advantage of strong earnings and attractive valuations within these industries. We believe that the banking sector, especially the S&L companies, face a tough business environment ahead of them. While there will be a few companies that will stand out, we believe that earnings growth will be slower than previous periods as the market absorbs excess lending and its consequences in the housing market.

Top individual performers for the quarter included clinical diagnostic instrument manufacturer Dade Behring Holdings Inc (+43.7%) which announced it would be acquired by Germany's Siemens AG. Top performing industries in the third quarter included Chemicals (+28.6%) led by Potash Corp Saskatchewan (+35.6%), Metals led by Freeport McMoran Copper & Gold (26.6%) and Aerospace headed by Precision Castparts (+21.9%) and BF Goodrich (+14.6%).

Our strategy to emphasize owning a diversified portfolio of companies delivered in the most recent quarter. We continue to believe this approach creates a margin of safety in volatile markets and the opportunity to capture superior performance in the long term. Our cash levels remain low as we continue to remain fully invested.

Note: For the eighth consecutive year, the Board of Trustees of the Fund has authorized a dividend distribution to shareholders in October. The dividend distribution will be on October 29, 2007 to shareholders of record as of October 26, 2007.

Top Ten Holdings
Company	Industry	Weight
Dade Behring Holdings	Healthcare	2.90%
Arrow Electronics Inc	Industrials	2.48%
Valero Energy Corp	Energy	2.48%
Martin Marietta Materials	Industrial	2.33%
Wisconsin Energy Corp	Utilities	1.94%
Reynolds American Inc	Consumer Staples	1.94%
American Eagle Outfitters	Consumer Retail	1.81%
American Electric Power	Utilities	1.80%
Cameron International	Energy	1.79%
Manpower Inc	Services	1.79%
Top 10 Holdings Weight:		21.25%
Total Number of Holdings: 78

Portfolio Weightings

[Chart omitted]

Financials	14.3%
Consumer Discretionary	18.6%
Industrials	14.3%
Utilities	9.6%
Healthcare	11.5%
Technology	7.0%
Energy	7.6%
Consumer Staples	5.1%
Materials	8.0%
Telecom	2.3%
Cash	1.7%

Market Cap Exposure
Large Cap (over $15 billion)	22.17%
Mid Cap ($1.75-$15 billion)	74.36%
Small Cap (under $1.75 billion)	3.46%
Weighted Mean:	$10.22B
Weighted Median:	$6.12B

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2

As of 09/30/07

[Chart omitted]

	3rd Qtr	YTD	1-YR	3-YRS	5-YRS	Since Inception March 4, 1999
American Opportunities Fund	0.67%	7.45%	13.43%	13.04%	16.56%	10.41%
Russell Midcap	-0.38%	9.49%	17.89%	17.34%	20.90%	11.36%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWAOX	Russell Midcap Index
2007 Q3	0.67%	-0.38%
2007 YTD	7.45%	9.49%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.14%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%

Distributed By
Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, IL 60605 1-800-811-0535 www.thomaswhite.com email: info@thomaswhite.com	Fees & Expenses[3]
	Advisory Fee	1.00%
	Other Expenses	0.68%
	Less reimbursement	(0.33%)
	Net Expenses	1.35%

Growth of $10,000 Investment

(As of 09/30/07)

[Chart omitted]

Date	TWAOX	Russell Midcap
Mar 4, 1999	10,000.00	10,000.00
Mar 31, 1999	9,990.00	10,340.76
Apr 30, 1999	10,790.00	11,104.66
May 31, 1999	10,790.00	11,072.81
Jun 30, 1999	11,210.00	11,463.34
Jul 31, 1999	10,900.00	11,148.67
Aug 31, 1999	10,570.00	10,859.92
Sep 30, 1999	10,390.00	10,477.65
Oct 31, 1999	10,730.00	10,974.29
Nov 30, 1999	10,750.00	11,290.35
Dec 31, 1999	11,142.69	12,283.90
Jan 31, 2000	10,451.28	11,876.81
Feb 29, 2000	10,451.28	12,790.14
Mar 31, 2000	11,433.28	13,523.02
Apr 30, 2000	11,363.13	12,883.38
May 31, 2000	11,182.77	12,541.97
Jun 30, 2000	11,142.69	12,913.21
Jul 31, 2000	11,052.50	12,768.07
Aug 31, 2000	11,814.05	13,991.25
Sep 30, 2000	11,463.34	13,791.87
Oct 31, 2000	11,506.44	13,579.48
Nov 30, 2000	11,054.59	12,357.32
Dec 31, 2000	11,727.11	13,297.72
Jan 31, 2001	11,464.41	13,511.81
Feb 28, 2001	11,317.30	12,689.62
Mar 31, 2001	11,096.62	11,902.86
Apr 30, 2001	11,800.67	12,920.55
May 31, 2001	12,178.97	13,160.88
Jun 30, 2001	12,042.36	13,035.85
July 31, 01	12,010.84	12,663.02
Aug 31, 2001	11,779.66	12,176.13
Sep 30, 2001	10,928.49	10,708.30
Oct 31, 2001	11,253.41	11,132.35
Nov 30, 2001	11,907.31	12,065.24
Dec 31, 2001	12,445.19	12,550.26
Jan 31, 2002	12,571.75	12,474.96
Feb 28, 2002	12,708.86	12,342.72
Mar 31, 2002	13,278.39	13,083.29
Apr 30, 2002	13,299.48	12,829.47
May 30, 2002	13,236.20	12,684.50
Jun 30, 2002	12,687.77	11,834.13
Jul 31, 2002	11,654.18	10,679.12
Aug 31, 2002	11,791.29	10,737.85
Sep 30, 2002	10,873.72	9,746.75
Oct 31, 2002	11,139.89	10,239.35
Nov 30, 2002	11,499.24	10,949.96
Dec 31, 2002	11,213.87	10,518.53
Jan 31, 2003	11,097.61	10,306.06
Feb 28, 2003	10,791.11	10,169.55
Mar 31, 2003	10,843.95	10,269.72
Apr 30, 2003	11,562.65	11,015.61
May 31, 2003	12,239.08	12,023.54
Jun 30, 2003	12,471.60	12,145.46
Jul 31, 2003	13,031.77	12,545.65
Aug 31, 2003	13,560.22	13,090.14
Sep 30, 2003	13,359.41	12,926.51
Oct 31, 2003	14,432.82	13,912.80
Nov 30, 2003	14,802.90	14,303.06
Dec 31, 2003	15,088.38	14,732.15
Jan 31, 2004	15,490.17	15,160.85
Feb 29, 2004	15,860.25	15,486.81
Mar 31, 2004	16,082.29	15,489.91
Apr 30, 2004	15,595.91	14,921.43
May 31, 2004	15,627.63	15,291.48
Jun 30, 2004	16,029.42	15,715.05
Jul 31, 2004	15,342.14	15,027.68
Aug 31, 2004	15,511.32	15,092.30
Sep 30, 2004	16,198.60	15,582.80
Oct 31, 2004	16,539.39	16,012.88
Nov 30, 2004	17,644.29	16,988.07
Dec 31, 2004	18,122.70	17,710.91
Jan 31, 2005	17,621.51	17,271.68
Feb 28, 2005	17,917.67	17,806.06
Mar 31, 2005	17,655.68	17,666.29
Apr 30, 2005	17,040.58	17,102.73
May 31, 2005	17,735.42	17,922.64
Jun 30, 2005	18,487.21	18,404.76
Jul 31, 2005	19,341.51	19,374.69
Aug 31, 2005	19,204.82	19,239.06
Sep 30, 2005	19,239.00	19,493.98
Oct 31, 2005	18,552.30	18,908.38
Nov 30, 2005	19,306.97	19,747.91
Dec 31, 2005	19,709.47	19,951.32
Jan 31, 2006	20,376.09	20,976.81
Feb 28, 2006	20,325.78	20,951.64
Mar 31, 2006	20,803.74	21,471.24
Apr 30, 2006	20,828.89	21,621.54
May 31, 2006	20,111.96	20,892.90
Jun 30, 2006	20,325.78	20,916.92
Jul 30, 2006	20,124.53	20,459.89
Aug 30, 2006	20,300.62	20,979.57
Sep 30, 2006	20,627.65	21,359.30
Oct 30, 2006	21,293.35	22,199.79
Nov 30, 2006	21,933.43	22,998.98
Dec 31, 2006	21,776.96	22,996.68
Jan 31, 2007	22,289.03	23,773.97
Feb 28, 2007	22,331.7	23,812.01
Mar 31, 2007	22,573.51	24,003.46
April 30, 2007	23,170.92	24,917.99
May 31, 2007	23,825.22	25,856.15
June 30, 2007	23,242.04	25,273.35
July 31, 2007	22,445.49	24,333.18
August 31, 2007	22,687.30	24,374.55
September 30, 2007	23,398.50	25,176.47

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception are 133.9% for the Fund and 151.8% for the Russell Midcap index. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Risk Information4

[Graph omitted]

	Risk: 5-year standard deviation	Reward: 5-year annualized return
American Opportunities Fund	9.75%	16.56%
Russell Midcap	10.91%	20.90%
Russell Midcap Value	10.32%	21.02%
S&P 500	9.70%	15.45%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year.

4. The above graph displays the American Opportunities Fund's risk/reward profile, when based against the Russell Midcap Index . The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially lower risk than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

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Thomas White International Fund

All information as of 09/30/07

Fund Facts
Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Third Quarter Commentary

For the third quarter of 2007, the Thomas White International Fund returned +4.93%, out performing the MSCI All Country ex US index (+4.62%). Year to date, the Fund is up +18.14% versus +17.85% for the index. The Fund's three-year and five-year returns outperform the index by 4.69 % and 0.78% , respectively.

In the third quarter, global equity markets experienced turmoil on the heels of rising oil prices, record home foreclosures and the expanding effect of the subprime loan crisis. The subprime market has spread its tentacles beyond large lenders and building related entities, its impact distressing credit and equity markets both at home and abroad. Markets reacted with increased volatility as illustrated by intraday market swings of record volume and near record point declines and increases. Volatility was heightened in August by the underperformance of very large quantitative hedge funds and financial institutions affecting global equity markets.

On Friday, August 18th, the Federal Reserve's move to cut the discount rate sent a powerful signal to the market that it was positioned to provide stability and liquidity to the market. The market rebounded sharply as it digested the changing credit conditions and the longer-term impact of the subprime market problems. While the Federal Reserve and Central Banks around the world have focused recent commentaries on controlling inflation, Bernanke & Co. took a page out of Greenspan's book in order to ensure a stable market with sufficient liquidity.

Despite the roller coaster ride, our diversified Fund performed well in the quarter as our direct exposure to these financial company and home builder stocks was limited.

International equity performance continues to be driven by cyclical industries including Metals (+20.5%), Industrials (+12.9%), and Chemicals (+12.3%) . Emerging market countries -particularly China, where economic growth remains on a tear -continue to drive the growth in global demand for the products of commodity related companies. Mergers and acquisition activity, slowed dramatically in the face of credit tightening, may continue to be a factor if potential acquisition targets are identified in industries most affected by the subprime crisis.

The Fund continued to benefit from our overweight exposure to emerging markets. Leading third quarter performers included Korean steel company Dongkuk Steel Mill Co Ltd (+62.2%), Chinese life insurance provider China Life Ins Co (+59.9%), and Cia Vale Do Rio Doce, Brazil's leading metal and mining company (+52.6%). Strong results were also realized by telecommunications firm China Mobile Hong Kong (+52.6%), Korean steelmaker Posco (+49.0%) and Chinese shipping firm China Shipping Development (+40.2%).

Contributing to the Fund's returns is the effect of the declining value of the dollar. The Canadian and Australian currencies saw 5-8% appreciation as their economies are also heavily commodity related. As a general policy, we do not typically hedge currencies and expect the Fund to continue to benefit from any future decline in the dollar. Also, we continue to evaluate the negative impact currency translation can have on non-US companies which rely heavily on the US markets for their sales and earnings.

Our strategy to emphasize owning a diversified portfolio of companies delivered in the most recent quarter. We continue to believe this approach creates a margin of safety in volatile markets and the opportunity to capture superior performance in the long term. Our cash levels remain low as we continue to remain fully invested.

Note: For the eighth consecutive year, the Board of Trustees of the Fund has authorized a dividend distribution to shareholders in October. The dividend distribution will be on October 29, 2007 to shareholders of record as of October 26, 2007.

Top Ten Holdings
Company	Country	Industry	Weight
Imperial Tobacco Group	United Kingdom	Consumer Staple	1.65%
China Resources Power	China	Utilities	1.63%
Christian Dior	France	Consumer Staple	1.56%
Samsung Electronics	Korea	Technology	1.50%
Potash Corp Sask	Canada	Chemicals	1.47%
Deutche Bank AG	Germany	Banking	1.45%
Royal Dutch Shell PLC	Netherlands	Energy	1.44%
Repsol YPF SA	Spain	Energy	1.40%
United Overseas Bank	Singapore	Banking	1.38%
Akzo Nobel NV	Netherlands	Chemicals	1.31%
Top 10 Holdings Weight:			14.78%
Total Number of Holdings: 146

Country/Asset Allocation

[Chart omitted]

Continental Europe	33.9%
Emerging Markets	21.5%
Japan	14.8%
United Kingdom	10.8%
Pacific xJapan	10.4%
North America	7.1%
Cash	1.5%

Market Cap Exposure
Large Cap (over $15 billion)	63.15%
Mid Cap ($1.75-$15 billion)	36.04%
Small Cap (under $1.75 billion)	0.81%
Weighted Mean:	$45.2B
Weighted Median:	$22.7B

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 41 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Average Annual Returns1,2 As of 09/30/07

[Chart omitted]

	3rd Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since Inception June 28, 1994
International Fund	4.93%	18.14%	33.14%	31.21%	27.02%	11.18%	12.27%
MSCI All-Country World ex US	4.62%	17.44%	30.55%	26.02%	25.84%	8.89%	8.97%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Yearly Performace1,2

Year	TWWDX	MSCI All-Country x US
2007 Q3	4.93%	4.62%
2007 YTD	18.14%	17.44%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%

Distributed By
Thomas White Funds Family	Fees & Expenses3
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.58%
1-800-811-0535	Less reimbursement	(0.08%)
www.thomaswhite.com	Net Expenses	1.50%
email: info@thomaswhite.com

Growth of $10,000 Investment (As of 09/30/07)

[Chart omitted]

Date	TWWDX	AC EX USA
Jun 28, 1994	10,000.00	10,000.00
Jun 30, 1994	10,010.00	10,000.00
Jul 31, 1994	10,440.00	10,184.41
Aug 31, 1994	10,690.00	10,533.15
Sep 30, 1994	10,380.00	10,312.33
Oct 31, 1994	10,500.00	10,556.50
Nov 30, 1994	10,130.00	10,054.01
Dec 31, 1994	10,067.11	10,041.90
Jan 31, 1995	9,966.24	9,557.29
Feb 28, 1995	10,258.77	9,504.36
Mar 31, 1995	10,531.13	10,034.01
Apr 30, 1995	10,803.48	10,391.20
May 31, 1995	11,035.49	10,335.09
Jun 30, 1995	11,106.10	10,191.36
Jul 31, 1995	11,549.94	10,746.69
Aug 31, 1995	11,388.55	10,364.35
Sep 30, 1995	11,570.12	10,555.72
Oct 31, 1995	11,408.72	10,275.30
Nov 30, 1995	11,620.55	10,490.30
Dec 31, 1995	11,982.92	10,898.89
Jan 31, 1996	12,357.39	11,020.46
Feb 29, 1996	12,432.28	11,022.23
Mar 31, 1996	12,507.17	11,236.46
Apr 30, 1996	12,838.84	11,635.98
May 31, 1996	12,913.74	11,441.56
Jun 30, 1996	12,903.04	11,509.02
Jul 31, 1996	12,475.08	11,114.33
Aug 31, 1996	12,710.46	11,177.92
Sep 30, 1996	13,020.73	11,452.80
Oct 31, 1996	13,191.91	11,334.58
Nov 30, 1996	13,898.05	11,764.65
Dec 31, 1996	13,960.43	11,623.00
Jan 31, 1997	14,018.17	11,409.13
Feb 28, 1997	14,145.19	11,618.15
Mar 31, 1997	13,937.34	11,594.33
Apr 30, 1997	14,052.81	11,692.19
May 31, 1997	14,907.30	12,414.77
Jun 30, 1997	15,357.63	13,099.44
Jul 31, 1997	15,946.53	13,364.05
Aug 31, 1997	15,115.14	12,312.97
Sep 30, 1997	16,073.55	12,979.10
Oct 31, 1997	15,276.80	11,874.58
Nov 30, 1997	15,426.92	11,725.67
Dec 31, 1997	15,594.27	11,860.52
Jan 31, 1998	15,838.69	12,215.14
Feb 28, 1998	16,853.05	13,029.89
Mar 31, 1998	17,794.09	13,480.73
Apr 30, 1998	17,745.20	13,577.12
May 31, 1998	17,598.55	13,331.37
Jun 30, 1998	17,610.77	13,280.71
Jul 31, 1998	17,720.76	13,406.88
Aug 31, 1998	15,398.73	11,516.51
Sep 30, 1998	15,435.39	11,273.05
Oct 31, 1998	16,596.41	12,453.90
Nov 30, 1998	17,415.23	13,123.17
Dec 31, 1998	18,173.73	13,575.92
Jan 31, 1999	18,213.18	13,560.58
Feb 28, 1999	17,779.22	13,256.83
Mar 31, 1999	18,029.08	13,897.13
Apr 30, 1999	18,883.85	14,591.99
May 31, 1999	18,200.68	13,906.16
Jun 30, 1999	19,001.03	14,545.85
Jul 31, 1999	19,297.46	14,887.67
Aug 31, 1999	19,312.28	14,939.78
Sep 30, 1999	19,030.67	15,041.37
Oct 31, 1999	19,712.46	15,600.91
Nov 30, 1999	20,927.81	16,224.95
Dec 31, 1999	22,955.30	17,772.81
Jan 31, 2000	21,250.23	16,807.74
Feb 29, 2000	22,244.86	17,261.55
Mar 31, 2000	22,465.88	17,910.59
Apr 30, 2000	21,266.02	16,911.18
May 31, 2000	20,966.05	16,478.25
Jun 30, 2000	21,708.08	17,180.22
Jul 31, 2000	20,918.69	16,501.60
Aug 31, 2000	20,902.90	16,706.22
Sep 30, 2000	19,924.07	15,779.03
Oct 31, 2000	19,458.89	15,277.26
Nov 30, 2000	18,896.31	14,591.31
Dec 31, 2000	19,591.27	15,090.33
Jan 31, 2001	19,624.36	15,316.68
Feb 28, 2001	18,449.54	14,103.60
Mar 31, 2001	17,009.98	13,106.48
Apr 30, 2001	18,135.16	13,997.72
May 31, 2001	17,804.22	13,611.38
Jun 30, 2001	17,539.48	13,088.71
July 31, 01	17,208.54	12,798.14
Aug 31, 2001	16,910.70	12,480.74
Sep 30, 2001	15,173.30	11,156.54
Oct 31, 2001	15,443.99	11,468.92
Nov 30, 2001	15,977.12	11,993.05
Dec 31, 2001	16,310.32	12,147.04
Jan 31, 2002	15,727.22	11,627.15
Feb 28, 2002	16,010.44	11,710.86
Mar 31, 2002	17,110.01	12,346.76
Apr 30, 2002	17,326.60	12,427.01
May 30, 2002	17,826.40	12,562.47
Jun 30, 2002	17,026.71	12,019.77
Jul 31, 2002	15,360.69	10,848.44
Aug 31, 2002	15,693.90	10,848.99
Sep 30, 2002	14,027.88	9,698.99
Oct 31, 2002	14,474.09	10,218.86
Nov 30, 2002	14,910.67	10,710.69
Dec 31, 2002	14,457.30	10,364.74
Jan 31, 2003	13,987.14	10,000.94
Feb 28, 2003	13,416.24	9,797.92
Mar 31, 2003	13,164.37	9,607.84
Apr 30, 2003	14,457.30	10,534.03
May 31, 2003	15,313.66	11,205.05
Jun 30, 2003	15,683.06	11,515.43
Jul 31, 2003	16,035.68	11,821.74
Aug 31, 2003	16,606.59	12,174.03
Sep 30, 2003	16,975.99	12,515.51
Oct 31, 2003	17,915.26	13,326.77
Nov 30, 2003	18,391.19	13,617.42
Dec 31, 2003	19,699.99	14,657.11
Jan 31, 2004	20,175.91	14,892.51
Feb 29, 2004	20,583.85	15,271.07
Mar 31, 2004	20,753.83	15,364.99
Apr 30, 2004	19,920.95	14,887.45
May 31, 2004	19,835.97	14,934.49
Jun 30, 2004	20,396.88	15,258.27
Jul 31, 2004	19,818.97	14,813.64
Aug 31, 2004	19,971.95	14,932.30
Sep 30, 2004	20,532.86	15,412.38
Oct 31, 2004	21,180.64	15,948.42
Nov 30, 2004	22,763.60	17,055.40
Dec 31, 2004	23,727.13	17,787.76
Jan 31, 2005	23,469.04	17,481.45
Feb 28, 2005	24,983.18	18,343.64
Mar 31, 2005	24,191.70	17,845.97
Apr 30, 2005	23,555.07	17,405.89
May 31, 2005	23,709.93	17,515.03
Jun 30, 2005	24,294.93	17,844.66
Jul 31, 2005	25,499.36	18,503.13
Aug 31, 2005	26,583.34	18,976.62
Sep 30, 2005	28,114.68	19,955.44
Oct 31, 2005	27,168.28	19,229.06
Nov 30, 2005	28,234.80	19,875.54
Dec 31, 2005	29,787.81	20,831.75
Jan 31, 2006	32,482.18	22,284.14
Feb 28, 2006	32,500.89	22,219.74
Mar 31, 2006	33,754.53	22,865.22
Apr 30, 2006	35,775.31	24,044.15
May 31, 2006	33,791.95	22,935.72
Jun 30, 2006	33,511.28	22,912.78
Jul 30, 2006	33,754.53	23,147.18
Aug 30, 2006	34,690.07	23,803.17
Sep 30, 2006	34,839.76	23,818.64
Oct 30, 2006	36,238.73	24,788.54
Nov 30, 2006	37,599.43	25,688.61
Dec 31, 2006	39,260.29	26,489.07
Jan 31, 2007	39,280.3	26,587.87
Feb 28, 2007	39,100.2	26,750.32
Mar 31, 2007	40,620.99	27,503.88
April 30, 2007	42,602.01	28,779.24
May 31, 2007	44,162.82	29,568.08
June 30, 2007	44,202.84	29,820.59
July 31, 2007	44,282.88	29,735.30
August 31, 2007	43,902.69	29,277.38
September 30, 2007	46,383.97	31,216.71

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and the benchmark. The cumulative returns since inception was 363.8% for the Fund and 212.1% for the index. The MSCI Index includes gross dividends. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Sector Allocation
Financials	21.5%
Consumer Discretionary	11.5%
Materials	15.1%
Energy	9.4%
Healthcare	7.3%
Industrials	9.0%
Telecom	6.6%
Consumer Staples	6.0%
Utilities	5.7%
Technology	6.4%
Cash	1.5%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund's total operating expenses exceed 1.50% of the Fund's average daily net assets during the current fiscal year.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.